UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: January 1, 2005
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Linens 'n Things, Inc.
Full Name of Registrant

Former Name if Applicable

6 Brighton Road
Address of Principal Executive Office (Street and Number)

Clifton, New Jersey 07015
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is required in order for Linens 'n Things, Inc. (the "Company") to file its Annual Report on Form 10-K for the fiscal year ended January 1, 2005 (the "Form 10-K").  The Form 10-K is due to be filed with the Securities and Exchange Commission (the "SEC") on March 17, 2005.  The Company now expects to file the Form 10-K on or before April 1, 2005.

As discussed in its press release dated March 10, 2005, as a result of the February 7, 2005 letter from the Office of the Chief Accountant of the SEC to the American Institute of Certified Public Accountants, which clarified existing generally accepted accounting principles applicable to leases, the Company reviewed its lease accounting practices.  The Company will correct the way it accounts for its leases and landlord allowances.

On March 7, 2005, the Company's management discussed the issues regarding the Company's method of accounting for leases and landlord allowances with the Audit Committee of the Board of Directors and with the Company's independent registered public accounting firm. Management determined that the Company's accounting for these items was not consistent with the views expressed by the SEC.  Accordingly, management and the Audit Committee concluded that the Company will restate its annual financial statements for all fiscal years presented in its Annual Report on Form 10-K for the fiscal year ended January 1, 2005, other than fiscal year 2004, and will restate its quarterly financial statements for the four quarters of fiscal year 2003 and the first three quarters of fiscal year 2004.  On March 10, 2005, the Company issued a press release describing the matters discussed above.

The Company had a short period of time remaining before the due date of Form 10-K in which to complete the restatement and the related Form 10-K disclosures and within which to permit its independent registered public accounting firm to complete its audit.  While this process is nearly completed, the circumstances described above prevented the Company from completing the process and filing its Form 10-K in a timely manner without unreasonable effort and expense to the Company.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William T. Giles	(973)	614-2081
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).      Yes [X]   No [   ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [_] No [X]*

         Net sales for the year ended January 1, 2005 ("fiscal 2004") were $2,661.5 million compared to $2,395.3 million for the year ended January 3, 2004 ("fiscal 2003").  Gross profit for fiscal 2004 was $1,071.8 million compared to $968.4 million for fiscal 2003. SG&A expenses for fiscal 2004 were $970.7 million compared to $847.1 million for fiscal 2003. Net income for fiscal 2004 was $60.4 million compared to $72.6 million for fiscal 2003.  The foregoing amounts are unaudited.

* See also press release attached as Exhibit A hereto.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Linens 'n Things, Inc. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2005	By /s/ William T. Giles
William T. Giles Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).